Resolution Relating to Woori Bank’s Dividend Payment

On February 15, 2012, the Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution recommending cash dividends of KRW 800 per preferred share and KRW 608 per common share. The record date is December 31, 2011.

Key Details

(Unit: in KRW)

Items	FY 2011
Dividend per common share	608

Dividend per preferred share	800

Total dividend amount	479,053,394,724

• The dividend is expected be paid within one month from the date of approval at the annual general meeting of shareholders of Woori Bank, which is scheduled to be held on March 29, 2012.
- The above details are subject to change pending approval at the annual general meeting of shareholders of Woori Bank.